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                                                    [VAN KAMPEN FUNDS INC. LOGO]

                            1 Parkview Plaza o P.O. Box 5555 o Oakbrook Terrace,
NEWS RELEASE                             Illinois 60181-5555 o www.vankampen.com
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FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
Chad Peterson
212/762-9612

            VAN KAMPEN ADVANTAGE PENNSYLVANIA MUNICIPAL INCOME TRUST,
                VAN KAMPEN PENNSYLVANIA QUALITY MUNICIPAL TRUST,
          VAN KAMPEN TRUST FOR INVESTMENT GRADE PENNSYLVANIA MUNICIPALS
                                       AND
              VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
           ANNOUNCE ADJOURNMENT OF MEETING FOR PROPOSED REORGANIZATION

         CHICAGO (September 23, 2005) -- The joint special meeting of shareholders of Van Kampen Advantage Pennsylvania Municipal Income Trust (NYSE/CHX: VAP), Van Kampen Pennsylvania Quality Municipal Trust (NYSE/CHX:
VPQ), Van Kampen Trust for Investment Grade Pennsylvania Municipals (NYSE/CHX:
VTP) and Van Kampen Pennsylvania Value Municipal Income Trust (NYSE/CHX: VPV) was held on September 23, 2005 and has been adjourned to October 21, 2005 at 10:00 a.m. Central Time to allow additional time to solicit additional votes in connection with the proposals as outlined in the Notice of Joint Special Meeting of Shareholders previously mailed to shareholders.

         Van Kampen Asset Management is a subsidiary of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies, with more than $103 billion in assets under management or supervision, as of August 31, 2005. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors work toward their financial goals. Van Kampen is a wholly owned subsidiary of Morgan Stanley (NYSE:MWD). For more information, visit Van Kampen's web site at www.vankampen.com.

         The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the SEC's web site at www.sec.gov.

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Copyright(C)2005 Van Kampen Funds Inc.  All rights reserved.  Member NASD/SIPC.